SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

[x]  Annual Report Pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 for the fiscal year ended December 31, 1993.

                               or

[ ]  Transition Report Pursuant to Section 15(d) of the
     Securities Exchange Act of 1934 for the transition period from _________ to __________.

Commission File Number:  0-12634

               Meridian Bancorp, Inc. Savings Plan
                    (Full title of the plan)

                     Meridian Bancorp, Inc.
                       35 North 6th Street
                       Reading, PA  19601
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

            Registrant's telephone number, including
                   area code:  (610) 655-2000

   Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

                     Meridian Bancorp, Inc.
                     One Meridian Boulevard
                      Wyomissing, PA  19610

                 Attention: Barbara A. Espeland

                         With a copy to:

                    Wesley R. Kelso, Esquire
                          Stevens & Lee
                      607 Washington Street
                       Reading, PA  19601

Item 1.   Financial Statements and Exhibits

          a.   Financial Statements*

               1.   Report of KPMG Peat Marwick.

               2.   Audited Statements of Net Assets as of
                    December 31, 1993 and 1992.

               3. Audited Statements of Changes in Net Assets for each of the years in the three year period ended December 31, 1993.

               4.   Notes to Financial Statements.

          b.   Exhibits

               1.   Consent of KPMG Peat Marwick.*












     *    To be filed by amendment as permitted by General
          Instruction A.

                           SIGNATURES

          Pursuant to the requirements of the Securities Exchange
Act of 1934, the Administrative Committee on Employee Benefits has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              MERIDIAN BANCORP, INC.
                              SAVINGS PLAN

Date: March 22, 1994          By/s/ Cynthia B. Reppert
                                   Cynthia B. Reppert

                          Exhibit Index

                                             Page Number in
     Exhibit                            Manually Signed Original

1.  Consent of KPMG Peat Marwick                  *















*    To be filed by amendment.